Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 30, 2015, and the related Letter of Transmittal, as they may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The Company (as defined below) is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
Theravance, Inc.
of
Up to $75,000,000 of Shares of its Common Stock
At a Purchase Price of Not Less Than $8.50 Nor Greater Than $9.25 Per Share

Theravance, Inc., a Delaware corporation (the “Company”), hereby announces its offer to purchase for cash shares of its common stock, par value $0.01 per share (“Shares”), having an aggregate purchase price of up to $75,000,000, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $8.50 nor greater than $9.25 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 1, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. STOCKHOLDERS MAY TENDER ALL OR A PORTION OF THEIR SHARES. STOCKHOLDERS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES.

ALTHOUGH THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT (EACH AS DEFINED IN THE OFFER TO PURCHASE) HAS MADE, OR IS MAKING, ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY MAY CHOOSE TO TENDER THEM. STOCKHOLDERS ARE URGED TO DISCUSS THEIR DECISION WITH THEIR BROKER AND/OR FINANCIAL OR TAX ADVISOR.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other conditions set forth in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

On October 28, 2015, the Company announced that its Board of Directors approved the acceleration of its capital return plan with a new share repurchase program, which provides for the repurchase of up to $150,000,000 of Shares through the end of 2016. The Offer is a component of this program.

In accordance with the instructions to the Letter of Transmittal, stockholders wishing to tender Shares may specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $8.50 nor greater than $9.25 per Share (in increments of $0.05), at which they are willing to sell their Shares to the Company in the Offer. Promptly after the Expiration Time, assuming the conditions of the Offer have been satisfied or waived, the Company will determine, upon the terms of the Offer, a single price per Share (the “Purchase Price”), which will be not less than $8.50 nor greater than $9.25 per Share, that it will pay for Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering Shares pursuant to Auction Tenders. The Purchase Price will be the lowest price per Share (in increments of $0.05) of not less than $8.50 nor greater than $9.25 per Share at which Shares have been validly tendered and not validly withdrawn having an aggregate purchase price of up to $75,000,000. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased.  All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a price lower than the Purchase Price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate purchase price in excess of $75,000,000 are validly tendered and not validly withdrawn. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Time. The Company will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder.

The Shares are listed on The NASDAQ Global Select Stock Market (“NASDAQ”) under the symbol “THRX”. As of October 28, 2015, the last trading day before the Company announced its intention to make the Offer (the “Announcement Date”), the Company had 117,425,815 Shares issued and outstanding. At the maximum price of $9.25 per Share, the Company could purchase approximately 8,108,108 Shares if the Offer is fully subscribed, which would represent approximately 6.90% of the issued and outstanding Shares as of the Announcement Date. At the minimum price of $8.50 per Share, the Company could purchase approximately 8,823,529 Shares if the Offer is fully subscribed, which would represent approximately 7.51% of the issued and outstanding shares as of the Announcement Date.

The Company intends to fund the purchase of Shares accepted for payment pursuant to the Offer, and all related fees and expenses, from available cash and cash equivalents.

Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $75,000,000:

•                  first, the Company will purchase all Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Purchase Price from stockholders who validly tender all of their Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holders (as defined in the Offer to Purchase) will not qualify for this preference), and

•                  second, after purchasing all the Odd Lots that were validly tendered at or below the Purchase Price (including Shares tendered by Purchase Price Tender), the Company will purchase Shares at the Purchase Price from all other stockholders who validly tender Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until the Company has acquired Shares having an aggregate purchase price of $75,000,000 (or such greater value of Shares as the Company may elect to purchase, subject to applicable law).

Therefore, the Company may not purchase all of the Shares that a shareholder tenders even if the shareholder tenders them at or below the Purchase Price or by Purchase Price Tender.

In addition, in the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $75,000,000, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Time. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase more than $75,000,000 of Shares in the Offer, subject to applicable law.

Stockholders wishing to tender their Shares must follow the procedures set forth in Section 3, “Procedures for Tendering Shares”, of the Offer to Purchase and in the related Letter of Transmittal. Stockholders wishing to tender their Shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their Shares by complying with the procedures set forth in the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Odd Lot Holders who hold Shares registered in their names and tender their Shares directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and whose Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a stockholder owns Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders such Shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to “odd lot” priority and proration, Shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., as Depositary for the Offer, of its acceptance of the Shares for payment pursuant to the Offer.

The Company will publicly announce the preliminary results of the Offer, including the Purchase Price and any expected proration, promptly after the Expiration Time, and the Company will publicly announce the final results of the Offer promptly after they are determined. In the event of proration, the Depositary will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the final results are determined.

The Company will pay for Shares accepted pursuant to the Offer by depositing the aggregate purchase price in cash, less any applicable withholding taxes and without interest, with the Depositary, which will act as stockholders’ agent for the purpose of receiving payments from the Company and transmitting such payments to stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or a manually signed photocopy of the Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, certificates representing such Shares or a book-entry transfer of such Shares and any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures, and (b) solely with respect to tenders through the Automated Tender Offer Program (“ATOP”) procedures of The Depository Trust Company (“DTC”), a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the Expiration Time or the valid withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case at the Company’s expense.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares. Notice of any such extension will be distributed promptly to stockholders in a manner reasonably designed to inform them of such change in compliance with Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of an extension of the Offer, such extension will be followed by a press release or other public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with Rule 14e-1(d) under the Exchange Act.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted tendered Shares for payment, stockholders may withdraw their tendered Shares at any time at or after 11:59 p.m., New York City time, on December 29, 2015.  For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address or facsimile number set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. A stockholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price or a combined notice of withdrawal specifying the Shares. If Shares have been tendered by a broker, dealer, commercial bank, trust company or other nominee on behalf of a client or an institution participating in DTC in accordance with DTC’s ATOP system, for a withdrawal to be effective, such participant must comply with DTC’s procedures for withdrawal of tenders. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signatures(s) on the notice of withdrawal must be guaranteed by an Eligible Institution.

All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and such determination will be final and binding on all parties, subject to such Offer participants disputing such determination in a court of competent jurisdiction. The Company expressly reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Offer on or prior to the Expiration Time with respect to all tendered Shares. The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

The receipt of cash for a stockholder’s tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. The Company recommends that stockholders consult with their broker and/or financial or tax advisor with respect to their particular situation. See Section 12, “Certain U.S. Federal Income Tax Consequences”, of the Offer to Purchase.

The purchase of Shares pursuant to the Offer will result in a reduction of the Company’s stockholders’ equity in an amount equal to the aggregate purchase price of the Shares the Company purchases and a corresponding reduction in cash and cash equivalents.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company’s Board of Directors has determined that the Offer is a prudent use of the Company’s financial resources and represents an efficient mechanism to provide stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. In particular, the Company’s Board of Directors believes the “modified Dutch auction” tender offer set forth in the Offer to Purchase provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the usual transaction costs inherent in open market sales (e.g., brokerage commissions, solicitation fees and stock transfer taxes) and is consistent with the goal of stockholder value creation. If a stockholder holds Shares through a broker, dealer, bank, trust company or other nominee stockholder, the Company urges that stockholder to consult such nominee to determine whether any transaction costs are applicable. Stockholders who choose not to tender their Shares will own a greater percentage ownership of outstanding Shares following the consummation of the Offer. In addition, stockholders who retain an equity interest in the Company as a result of a partial tender of Shares or proration also may own a greater percentage ownership of the Company’s outstanding Shares following the consummation of the Offer. The Company also expects that the Offer, if completed, will be accretive to currently projected earnings per share, although there can be no assurance of this. The Company believes that it will have adequate cash generating capacity, and it expects that its current cash balances, anticipated cash flows from operations, borrowing capacity and incremental debt issuances, if any, will exceed its capital requirements for normal operations, capital expenditures and acquisitions and other opportunities for growth that may arise.

Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”) at the telephone numbers and address set forth below. As described in the Offer to Purchase, questions and requests for assistance by institutional stockholders may be directed to Evercore Group L.L.C., the dealer manager for the Offer. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other offer documents may be requested from the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense.

The Depositary for the Offer is:

By Registered, Certified or Express Mail:	By Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940	Canton, MA 02021

Facsimile (for withdrawals only): (617) 360-6810

The Information Agent for the Offer Is:

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
Banks, Brokers and Stockholders
Call Toll-Free: (866) 297-1410
Or Contact via E-mail at theravance@georgeson.com

The Dealer Manager for the Offer is:

Evercore Group L.L.C.
Attention: Equity Capital Markets

55 East 52nd Street, 36th Floor

New York, NY 10055

Call Toll-Free: (877) 993-2673

Direct: (212) 849-3486

Or Contact via E-mail at ECM_Prospectus@evercoreisi.com

October 30, 2015